

Matthieu JOST · 2nd

 misterb&b

Executive | Founder | Director | Travel & Hospitality |
Technology & Digital Solutions |

Paris Area, France · 500+ connections · **Contact info**

Featured



That's what I felt a few years ago

Dockers Challenger
Dropbox

Super proud to be Dockers new model for their
challenger campaign and to showcase misterb&b…



**Op-Ed: Why Protecting LGBT Travelers from
Discrimination Needs to Matter**
out.com

A few years ago, my partner and I traveled to
Barcelona, Spain, where we rented a room from

Activity

972 followers

 🏠 🌈 **This is how technology can help people in needs. Proud to have lead thi...**

Matthieu shared this

45 Reactions · 2 Comments

 **Ma tribune adressée aux dépu rêvent soudainement d'un airb**

Matthieu shared this

75 Reactions · 11 Comments

 **Télétravail : et si la planète avait vraiment chopé le virus ?**

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10 Reactions

 **Bravo Jacqueline for what you accomplished !**

Matthieu commented

Experience

 ### Chief Executive Officer

misterb&b

Mar 2014 – Present · 6 yrs 3 mos

Paris 9, Île-de-France, France

VISIONARY LEADERSHIP | GLOBAL OPERATIONS l E-COMMERCE l P&L MANAGEMENT | FUNDRAISING l CORPORATE STRATEGY | INNOVATION l CUSTOMER OBSESSED l LEADING CHANGE l HOTEL & VACATION RENTAL

▷ Driving business for optimal global strategy
▷ Leading team of 40+ across three continents alongside US and foreign subsidies
▷ Development of all marketing, digital and online marketing and overall brand positioning
▷ Manage online payment systems and monitor fraud prevention   ...see mor

 ### Chief Operating Officer (COO) & Co-founder

mygaytrip.com

Jun 2010 – Oct 2015 · 5 yrs 5 mos

Paris Area, France

▷ Conceptualised, developed and launched the new travel and stay business for a unique community
▷ Operated as the largest gay trip advisor in Europe, securing profits during initial launch stage (within 2 years)   ...see mor

Head of Online Sales

Quadriplay (non media agency for JCDECAUX)

Oct 2008 – Nov 2009 · 1 yr 2 mos

Paris Area, France

▷ Oversaw and managed 50+ accounts
▷ Researched, identified, and secured business opportunities with new and existing clients an

channels to continuously sell, cross-sell, and up sell to steadily increase revenue & profitability
⊳ Managed product position & pricing, creation of product lines, and spearheaded ...see mor

Marketing Director

Proximania Entertainment (Ze-Card)

Oct 2007 – Oct 2008 · 1 yr 1 mo

Paris Area, France

⊳ Pioneered successful launch of the Ze Card - giftcard product across bookstores which connects users to the website to buy merchandizing, high tech and download music
⊳ Negotiated rights for music catalog and piloted distribution to Major retailers, while managing online marketing, including TV commercials ...see mor



Product Manager (Non-Media Activities)

NRJ ID / NRJ GROUP

Sep 2004 – Oct 2007 · 3 yrs 2 mos

⊳ Directed all aspects of brand licensing, merchandising, and promotional items at the #1 French radio group, heading promotional licensing operations, crossing 400 k€ gross margin ir 2006
⊳ Championed insights from positioning, product marketing research to inform all fa ...see mor

Show 2 more experiences ⌄

Education

EPSI - School of Computer Engineering

Associate of Arts (AA), Information Technology

2000 – 2002



EFAP - Ecole Française des Attachés de Presse

Master of Arts (MA), Communications

2002 – 2005

Volunteer Experience



Bénévole

Les Restos du Coeur

Sep 2016 – Sep 2018 • 2 yrs 1 mo

Poverty Alleviation

Provide charitable support to the underserved Community by delivering food during dinner hours on a weekly basis



Bénévole

Rainbold Society

Oct 2017 – Present • 2 yrs 8 mos

Civil Rights and Social Action

Executive Director

Fundation FIER

Mar 2019 – Present • 1 yr 3 mos

Civil Rights and Social Action

Promote inclusion in sport and culture to give more visibility to the LGBTQ community. FIER has been funded by the Paris 2018 gay games organization

Skills & Endorsements

Online Advertising · 26

 Endorsed by **4 of Matthieu's colleagues at NRJ GROUP**

 Endorsed by **7 people who know Online Advertising**

Digital Marketing · 14

 Endorsed by **Jean-Marc Gauthier, MBA, Adm.A and 1 other who is highly skilled at this**

Marketing · 14

Endorsed by **Nicolas Marion, who is highly skilled at this**

Show more ⌄



